EXHIBIT 99.1

Tricom Announces New Financing Agreement

SANTO DOMINGO, Dominican Republic, Jan. 13 — Tricom, S.A. (NYSE: TDR) today announced that it has entered into an agreement with a group of creditors representing the ad hoc committee of the holders of the Company’s 11-3/8% Senior Notes due 2004, led by The International Bank of Miami N.A., for a $15 million secured bridge financing. The financing will provide the Company with sufficient liquidity to meet its short-term funding requirements while it pursues a financial restructuring plan.

“Our creditors, particularly our principal bondholders, have been very supportive of the direction the Company is taking, and this financing demonstrates their fundamental commitment to Tricom and our business pursuits. This funding will provide the Company with the financial flexibility it needs to meet its short-term working capital requirements, and allows us to go forward in the near term to implement a financial restructuring plan, expected to strengthen the Company’s capital base and increase long-term stakeholder value,” said Carl Carlson, Chief Executive Officer.

The financing agreement is structured as a $10 million one-year term loan secured by various Company assets, including its Latin American and U.S.-based assets, with proceeds available upon execution of definitive agreements and certain closing conditions. The agreement also provides for an additional $5 million in financing available upon the consummation of the restructuring of the Company’s debt.

Subject to the final determination of the loan participation structure and the approval of the ad hoc committee of the holders of the 11-3/8% Senior Notes, the Company’s Dominican bank lenders will be permitted to participate in the financing arrangement. The International Bank of Miami N.A. will act as security agent for the transaction.

The Company further announced that the previously disclosed $10 million secured credit facility commitment from a group of existing creditors, led by Mizuho International, PLC, has expired.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American-based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

    For Further Information Contact:

    Miguel Guerrero, Investor Relations

    Ph (809) 476-4044 / 4012

    E-mail: investor.relations@tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com , or contact our Investor Relations department at the above numbers.